EXHIBIT 99.1
<RESULT OF FY2008 5th BOARD OF DIRECTORS MEETING>
Agenda 1: Buying a 10 Percent Stake MacArthur Coal Limited in Australia.
- POSCO is planning to buy a 10% stake in the MacArthur Coal Limited (‘MacArthur’) from Talbot Group Investments Pty Ltd for approximately 424 million Australian dollar.
- It is expected to enable POSCO to secures stable source of raw materials
Agenda 2: Selling the Securities of POSCO E&C
POSCO is planning to sell the shares of POSCO Engineering & Construction Co. (‘POSCO E&C’) in relation to POSCO E&C’ IPO plan.
1. The number of shares to sell: 4,730,000
2. The expected number of shares owned by POSCO after IPO: 22,551,000 (64.9%)
3. Others
- These materials are not an offer for sale of the shares of POSCO Engineering & Construction Co., Ltd. in the United States.
-POSCO E&C does not intend to register any portion of the offering in the United States or to conduct a public offering of Securities in the United States.
Agenda 3: Investment in Asia Clean Energy (ACE) Fund
1. Details of Investment
- POSCO is planning to invest in ACE fund for profits and carbon emission rights.
- The fund will be invested in alternative energy developments and energy savings businesses.
2. The amount of investment (KRW): 20,000,000,000
Agenda 4: Asset Transfer to SNNC
1. Details of the Transfer
- POSCO is planning to transfer a plant site to SNNC according to the joint investment contract.
2. The amount of Transfer (KRW): 19,806,035,250

Agenda 5: FY2008 Interim Dividend Payout
The Board of Directors resolved to pay out interim dividends as follows:
1. Interim Dividends per share: 2,500 won/share in cash
2. Total Amount of Interim Dividends (KRW): 188,485,502,500
3. Payment Date: August 6, 2008 (Seoul time)
Agenda 6: Overseas Issuance of Exchangeable Bonds

Type	Exchangeable bond
Underlying Asset	SKT ADR
Size (Face Value)	Approximately JPY 49 billion
Issuing Method	Euro (Public Offering)
Principal Payment	At maturity
Maturity	5 years
Guarantee	Guarantee provided by POSCO to SPV on redemption on principal and share exchange
Agenda 7: Contribution Plan for POSCO TJ Park Foundation
1. Recipient: POSCO TJ Park Foundation
2. Contribution amount (KRW): 40,000,000,000